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Exhibit 12

HARRAH'S ENTERTAINMENT, INC.

COMPUTATION OF RATIOS

(In thousands, except ratio amounts)

	2002(a)	2001(b)	2000(c)	1999(d)	1998(e)
Return on Revenues-Continuing
Income (loss) from continuing operations	$324,643	$208,351	$(11,344)	$219,503	$121,717
Revenues	4,136,393	3,689,789	3,329,796	2,894,125	1,907,892
Return	7.8%	5.6%	(0.3)%	7.6%	6.4%
Return on Average Invested Capital
Income (loss) from continuing operations	$324,643	$208,351	$(11,344)	$219,503	$121,717
Add: Interest expense after tax	149,417	159,236	141,394	121,846	72,707

	$474,060	$367,587	$130,050	$341,349	$194,424

Average invested capital	$5,536,426	$5,036,891	$4,488,288	$4,231,789	$2,426,028

Return	8.6%	7.3%	2.9%	8.1%	8.0%

Return on Average Equity
Income (loss) from continuing operations	$324,643	$208,351	$(11,344)	$219,503	$121,717
Average equity	1,458,941	1,347,257	1,431,255	1,416,591	793,492
Return	22.3%	15.5%	(0.8)%	15.5%	15.3%
Ratio of Earnings to Fixed Charges(f)
Income (loss) from continuing operations	$324,643	$208,351	$(11,344)	$219,503	$121,717
Add:
Provision for income taxes	197,292	126,393	15,415	128,914	74,600
Interest expense	240,220	255,801	227,139	193,407	117,270
Interest included in rental expense	27,878	21,226	15,819	10,801	9,718
Amortization of capitalized interest	1,244	1,422	1,595	1,359	1,444
(Income) loss from equity investments	(4,094)	(148)	314,958	33,042	4,709
Adjustment to include 100% of nonconsolidated, majority-owned affiliate(g)	–	–	–	–	12,254

Earnings as defined	$787,183	$613,045	$563,582	$587,026	$341,712

Fixed charges:
Interest expense	$240,220	$255,801	$227,139	$193,407	$117,270
Capitalized interest	3,537	9,309	7,960	13,118	2,526
Interest included in rental expense	27,878	21,226	15,819	10,801	9,718
Adjustment to include 100% of nonconsolidated, majority-owned affiliate(g)	–	–	–	–	12,071

Total fixed charges	$271,635	$286,336	$250,918	$217,326	$141,585

Ratio of earnings to fixed charges	2.9	2.1	2.2	2.7	2.4

Computation of Property EBITDA(h)
Income from operations	$780,041	$579,982	$282,738	$481,037	$287,846
Add/(less):
Depreciation and amortization	306,011	284,356	236,082	193,599	142,879
Write-downs, reserves and recoveries	5,031	22,498	226,106	2,235	7,474
Project opening costs	1,816	13,105	8,258	2,276	8,103
Corporate expense	56,626	52,746	50,472	42,748	37,890
Headquarters relocation and reorganization costs	–	–	2,983	10,274	–
Equity in (income)/losses of nonconsolidated affiliates	(4,094)	(148)	57,935	43,467	14,989
Venture restructuring costs	–	2,524	400	(322)	6,013
Amortization of intangible assets	4,493	24,965	21,540	17,617	7,450

Property EBITDA	$1,149,924	$980,028	$886,514	$792,931	$512,644

(a)
2002 includes $5.0 million in pretax charges for write-downs, reserves and recoveries and a $6.1 million charge for our exposure under a letter of credit issued on behalf of National Airlines, Inc., and a charge of $91.2 million, net of tax benefits of $2.8 million, related to a change in accounting principle. 2002 also includes the financial results of Jazz Casino Company LLC from the date of our acquisition of a majority ownership interest on June 7, 2002.

(b)
2001 includes $22.5 million in pretax charges for write-downs, reserves and recoveries and $26.2 million of income from dispositions of nonstrategic assets and the settlement of a contingency related to a former affiliate. 2001 also includes the financial results of Harveys Casino Resorts from its July 31, 2001, date of acquisition. 2001 results have been reclassified to reflect Harveys Colorado as discontinued operations.

(c)
2000 includes $220.0 million in pretax reserves for receivables not expected to be recovered from JCC Holding Company and its subsidiary, Jazz Casino Company, LLC, $6.1 million in pretax charges for other write-downs, reserves and recoveries, and $39.4 million in pretax write-offs and reserves for our investment in, loans to and net estimated exposure under letters of credit issued on behalf of National Airlines, Inc. 2000 also includes the financial results of Players International, Inc. from its March 22, 2000, date of acquisition.

(d)
1999 includes $2.2 million in pretax charges for write-downs, reserves and recoveries and $59.8 million of gains from sales of our equity interests in nonconsolidated affiliates. 1999 also includes the financial results of Rio Hotel & Casino, Inc. from its January 1, 1999, date of acquisition.

(e)
1998 includes $7.5 million in pretax charges for write-downs and reserves and a $13.2 million gain on the sale of equity interests in a nonconsolidated restaurant subsidiary. 1998 also includes the financial results of Showboat, Inc. from its June 1, 1998, date of acquisition.

(f)
As discussed in Note 13 to the Consolidated Financial Statements in the 2002 Harrah's Entertainment Annual Report, the Company has guaranteed certain third-party loans in connection with its casino development activities. The above ratio computation excludes estimated fixed charges associated with these guarantees as follows: 2002, $7.0 million; 2001, $4.4 million; 2000, $5.7 million; 1999, $6.2 million; and 1998, $7.9 million.

(g)
For purposes of computing this ratio, "earnings" consist of income before income taxes plus fixed charges (excluding capitalized interest) and minority interests (relating to subsidiaries whose fixed charges are included in the computation), excluding equity in undistributed earnings of less than 50% owned investments. "Fixed charges" include interest whether expensed or capitalized, amortization of debt expense, discount or premium related to indebtedness and such portion of rental expense that we deem to be representative of interest. As required by the rules which govern the computation of this ratio, both earnings and fixed charges are adjusted where appropriate to include the financial results for the Company's nonconsolidated majority-owned subsidiaries. Accordingly, 1998 has been adjusted to include the financial results and fixed charges of the East Chicago partnership from its June 1, 1998, date of acquisition.

(h)
EBITDA consists of earnings before interest, taxes, depreciation and amortization. Property EBITDA consists of Income from operations before depreciation and amortization, write-downs, reserves and recoveries, project opening costs, corporate expense, headquarters relocation and reorganization costs, equity in (income)/losses of nonconsolidated affiliates, venture restructuring costs and amortization of intangible assets. Property EBITDA is a supplemental financial measure used by management, as well as industry analysts, to evaluate our operations. However, Property EBITDA should not be construed as an alternative to Income from operations (as an indicator of our operating performance) or to Cash flows from operating activities (as a measure of liquidity) as determined in accordance with generally accepted accounting principles and presented in the accompanying Consolidated Financial Statements. All companies do not calculate EBITDA in the same manner. As a result, Property EBITDA as presented by our Company may not be comparable to similarly titled measures presented by other companies.

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HARRAH'S ENTERTAINMENT, INC. COMPUTATION OF RATIOS (In thousands, except ratio amounts)